UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On December 16, 2025, JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), entered into a debt exchange agreement (the “Debt Exchange Agreement”) with Sun Lei, the Company’s Chief Executive Officer, Interim Chief Financial Officer and the Co-Chairperson of the board of directors of the Company. Ms. Lei has continuously made advances to the Company in the form of unsecured loans, due on demand, and on the date of the Debt Exchange Agreement, approximately $2,500,000 of these loans (the “Total Outstanding Debt”) remains outstanding and due by the Company to Ms. Lei. Pursuant to the terms of the Debt Exchange Agreement, the Company agreed to issue to Ms. Lei an aggregate of 300,000 shares of the Company’s common stock (the “Exchange Shares”) in exchange of her cancellation of $1,470,000 (the “Loan Cancellation Amount”), representing a portion of the Total Outstanding Debt.

The closing of the Debt Exchange Agreement will occur upon satisfaction of certain conditions, including, among other things, the submission of the Listing of Additional Shares to Nasdaq at least 15 calendar days before the issuance of the Exchange Shares. The terms of the Debt Exchange Agreement and the Exchange Shares, to be issued at a discounted price of $4.90 per share (based on $6.12 price per share on December 15, 2025 reported by the Nasdaq Capital Market) were approved by the board of directors of the Company and the holders of a majority of capital stock of the Company, as being fair and in the best interests of the Company and its shareholders.

The Company intends to issue the Exchange Shares in reliance upon exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation S promulgated by the Securities and Exchange Commission thereunder, as a transaction by an issuer not involving public offering.

The foregoing description of the Debt Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Exchange Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT LIST

Exhibit No.	Description
10.1	Debt Exchange Agreement between the Company and Sun Lei dated December 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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